Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

June 27, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 7 to Registration Statement on Form F-1

Filed June 1, 2022

File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of June 13, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 7 to the registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 8 to Form F-1 (“Amendment No. 8”).

Page references in our responses are to Amendment No. 8.

Amendment No. 7 to Registration Statement on Form F-1 filed June 1, 2022

Cover Page

1.	We note your response to prior comment 1 and reissue our comment in part. Please disclose the Reset Price on the cover page.

Response:	We have revised our disclosure on the cover page to clarify that the lowest Reset Price is $3.10, which is 50% of offering price, based on an assumed public offering price of $6.20 per unit, the midpoint of the price range of the units, per ordinary share.

Warrants

2.	Please clarify what your references to “basic amount” mean as used in your disclosure about the Participation Rights and as capitalized as “Basic Amounts” on page 95. In that regard, we note that “Basic Amount” is also defined on page 101 to mean “IIA-supported Know-how.” Further, it appears the form of the Warrant uses “Trading Day” where you have stated this as “business day” in your disclosure about the Participation Rights. Please reconcile. Further, please specify the number of days within which a Qualified Holder must deliver to you a written request after such Qualified Holder receives a pre-notice prior to your delivery of an irrevocable notice (“Upon the written request of a Qualified Holder within business days”). We also note remaining references in your registration statement to “no holders of at least Warrants” that should be completed with the appropriate figure. Please revise or advise.

Response:	We have revised our disclosure throughout Amendment No. 8 to differentiate between the “Basic Amounts” in connection with the Participation Rights and “Basic Amount” in connection with “IIA-supported Know-how.” We also revised our disclosure on page 94 to use “Trading Day” in connection with the Participation Rights and to address the rest of the Staff’s comments.

Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

June 27, 2022

General

3.	We note counsel’s revised opinion filed as Exhibit 5.2 further to our prior comment 7 and reissue the comment in part. The opinion appears to opine only with respect to “each of the Warrants comprising the Units” and the Representative Warrants. Counsel should also provide a separate opinion as to the Additional Warrants, as they appear issuable after the Units are offered. The opinion should also be revised to reflect the updated maximum offering amount, including the 7,200,000 Additional Warrants that may be issued according to footnote 6 in your table of newly registered securities filed as Exhibit 107. Please provide an opinion that makes the above-requested changes or advise.

Response:	We respectfully advise the Staff that our counsel’s opinion filed as Exhibit 5.2 also covers “additional Regular Warrants, issuable pursuant to the adjustment provisions contained in Section 3(f) of the Regular Warrant (the “Additional Warrants”).”

We have re-filed an updated Exhibit 5.2 to clarify this and provide a revised legality opinion to reflect the updated maximum offering amount, including the 7,200,000 Additional Warrants that may be issued.

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If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer